Exhibit 7.01(1)

EaglePicher Holdings, Inc. and EaglePicher Incorporated

CONTACT:

TOM PILHOLSKI, (602) 794-9600

EAGLEPICHER HOLDINGS, INC. AND EAGLEPICHER INCORPORATED
ANNOUNCE PRELIMINERY UNAUDITED RESULTS FOR THE THIRD
QUARTER AND GUIDANCE FOR THE FULL FISCAL YEAR 2004

     PHOENIX, Arizona, October 4, 2004 – EaglePicher Holdings, Inc. and EaglePicher Incorporated (collectively “EaglePicher”) announced that they are revising downward their earnings guidance for the second half and full fiscal year 2004. EaglePicher expects to generate revenues of between $710 and $715 million for the year ended November 30, 2004, $5 to $10 million below its prior guidance, and Adjusted EBITDA of $86 to $90 million, down from its prior guidance of $96 to $100 million. In addition, its Net Debt for its full fiscal year is expected to be $395 to $405 million, up from its prior forecast of $375 to $380 million.

     On a preliminary, unaudited basis, third quarter revenues were $179 million, $2 million above prior guidance, and third quarter Adjusted EBITDA was $18.3 million, down $2.2 million from prior guidance of $20.5 million. Net Debt as of August 31, 2004 is expected to be approximately $402 million.

     The lower than expected third quarter and forecasted full year Adjusted EBITDA amounts are primarily due to:

(i)	further delays and operational issues in starting up our China sourcing network and closing two U.S. production facilities in our Hillsdale Segment;

(ii)	recently announced fourth quarter production cutbacks by U.S. automotive OEM’s, and additional significant metal price increases in the third quarter, which are expected to continue through the end of our fiscal year, impacting our Hillsdale and Wolverine segments;

(iii)	temporary hurricane related plant closures in our Wolverine segment;

(iv)	additional losses in our EaglePicher Horizon joint venture due to the continued delay in launching its product line;

(v)	delays in implementing automated battery production capacity that are impacting sales and operational efficiency in our Power segment; and

(vi)	higher severance and legal expenses.

     The increase in forecasted Net Debt is due to the lower forecasted earnings described above and the delays in reducing inventory bottlenecks in our Power segment due to the unavailability of the planned automation production capacity.

Further Information and Q3 2004 Earnings Conference Call

     We will be filing our third quarter Form 10-Q on or about October 15, 2004 which will contain a more detailed discussion of our financial condition and results of operations and Management’s Discussion and Analysis of Financial Condition and Results of Operations. On Wednesday October 20, 2004, EaglePicher will also host a conference call to discuss its progress and performance for the quarter and the outlook for the future, followed by a question and answer session. The conference call, which will include forward looking statements, is scheduled to begin at 11:00 am Eastern Time (8:00 am Pacific). The conference call may be accessed by dialing (888) 288-0246 or +1 (706) 679-3901 for international callers a few minutes prior to the scheduled start time. Callers should ask for the EaglePicher Third Quarter Investor Call hosted by Tom Scherpenberg, Vice President and Treasurer. A copy of the presentation materials will also be available on our internet web site prior to the start of the call at www.eaglepicher.com under About EaglePicher / Investor Relations / Presentations / Q3 2004 Investor Call Presentation. A replay of the conference call will be available following the call. The replay can be accessed by dialing (800) 642-1687 or +1 (706) 645-9291 for international callers. The conference ID number for the replay is 1307540.

EaglePicher Incorporated, founded in 1843 and headquartered in Phoenix, Arizona, is a diversified manufacturer and marketer of innovative, advanced technology and industrial products and services for space, defense, environmental, automotive, medical, filtration, pharmaceutical, nuclear power, semiconductor and commercial applications worldwide. The company has 4,000 employees and operates more than 30 plants in the United States, Canada, Mexico, the U.K. and Germany. Additional information on the company is available on the Internet at www.eaglepicher.com.

EaglePicher Holdings, Inc. is the parent of EaglePicher Incorporated. EaglePicher™ is a trademark of EaglePicher Incorporated.

Supplemental Non-GAAP Financial Measures. The press release includes certain “non-GAAP financial measures” as defined under SEC regulations. Specifically, we refer to Adjusted EBITDA and Net Debt. Adjusted EBITDA is defined as operating income plus depreciation and amortization, non-operating other income/expense, and unusual items. Unusual items represent certain significant matters which positively or negatively impact net earnings that management determines to be not representative of our ongoing operations. To date in 2004 these items include a $2.6 litigation settlement included in loss from divestitures recorded in our first quarter of 2004, a $0.4 million insurance loss and $0.6 million loss from divestitures recorded in our third quarter of 2004. Other examples of items that may be included in unusual items in the future include: gain/loss from major asset sales, costs or settlements related to major restructuring plans, legacy litigation settlement costs, material damage to our facilities or operations due to force majeure not covered by our insurance. Net Debt is defined as debt, both short and long term, on our balance sheet plus the off-balance sheet obligations of our accounts receivable asset-backed securitization less cash on our balance sheet.

Our management believes that Adjusted EBITDA is a useful supplemental financial measure to investors because it is of major interest to our debt holders. Adjusted EBITDA is also used by our management as a factor for reviewing business unit performance. Quantitative reconciliation of our third quarter preliminary, unaudited Adjusted EBITDA and Net Debt and forecasted November 30, 2004 Net Debt appear below. It is not practicable for us to reconcile our full year Adjusted EBITDA to our full year operating income, its most closely related GAAP financial measure due to the nature in which we collect and forecast data internally.

Reconciliation of third quarter Adjusted EBITDA (preliminary, unaudited):

Q3 2004
Operating Income	$6.9
Depreciation and amortization	9.9
Other income/ expense	0.5
Unusual items*	1.0

Adjusted EBIDTA	$18.3

* Unusual Items:
Loss from divestitures	$0.6
Insurance Losses	0.4

$1.0

Net Debt reconciliation:

	November 30, 2003	August 31, 2004	November 30, 2004
Current portion of debt on our balance sheet	$13.3	$3.2	$3.2
Long-term portion of debt on our balance sheet	408.6	392.4	392.0
Obligations of our accounts receivable asset-backed securitization	—	21.1	14.1 - 24.1
Cash on our balance sheet	(67.3)	(14.3)	(14.3)

Net debt	$354.6	$402.4	$395 - 405

This news release contains statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, section 21E of the Securities Exchange Act of 1934. Such forward-looking information involves risks and uncertainties that could cause actual results to differ materially from those expressed in any such forward-looking statements. These risks and uncertainties include, but are not limited to: our ability to maintain existing relationships with customers, demand for our products, our ability to successfully implement productivity improvements and/or cost reduction initiatives, including the performance of automated equipment, accuracy of our estimates to complete contracts on a percentage of completion method of accounting, our ability to source raw materials and components from overseas suppliers, accuracy of our reserves for losses, our ability to consolidate manufacturing plants, our ability to develop, market and sell new products, our ability to obtain raw materials especially certain grades of steel and natural gas on an economic basis, increased government regulation or changing regulatory policies resulting in higher costs and/or restricting output, increased price competition, currency fluctuations, general economic conditions, acquisitions and divestitures, technological developments and changes in the competitive environment in which we operate, as well as factors discussed in our filings with the U.S. Securities and Exchange Commission. We undertake no duty to update the forward-looking statements in this press release and you should not view the statements made as accurate beyond the date of this press release.